Exhibit 99.2

TRIAL SCHEDULE FOR CERTAIN CASES

Below is a schedule, as of July 24, 2017, setting forth by month the number of individual smoking and health cases against Philip Morris USA Inc. that are scheduled for trial through September 30, 2017.

2017

Engle progeny

July	0

August	2

September	2

As of July 24, 2017, there was one Engle progeny case in trial.

Other Individual Smoking & Health

July	0

August	0

September	1

As of July 24, 2017, there were no non-Engle progeny cases in trial.